UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7) *

RESPONSE GENETICS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

76123U105

(CUSIP Number)

Becker Drapkin Management, L.P.

Attn: Steven R. Becker

Attn: Matthew A. Drapkin

500 Crescent Court, Suite 230

Dallas, Texas 75201

(214) 756-6016

With a copy to:

Taylor H. Wilson

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5615

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76123U105

1.	Names of Reporting Persons Becker Drapkin Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,349,247
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,349,247
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,349,247
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.5%
14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 76123U105

1.	Names of Reporting Persons Becker Drapkin Partners (QP), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,198,126
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,198,126
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,198,126
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 76123U105

1.	Names of Reporting Persons Becker Drapkin Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 151,121
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 151,121
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 151,121
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 76123U105

1.	Names of Reporting Persons BC Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,349,247
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,349,247
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,349,247
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 76123U105

1.	Names of Reporting Persons Steven R. Becker
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 181,679
	8.	Shared Voting Power 1,349,247
	9.	Sole Dispositive Power 181,679
	10.	Shared Dispositive Power 1,349,247
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,530,926
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 76123U105

1.	Names of Reporting Persons Matthew A. Drapkin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 114,504
	8.	Shared Voting Power 1,349,247
	9.	Sole Dispositive Power 114,504
	10.	Shared Dispositive Power 1,349,247
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,463,751
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 7 to Schedule 13D (this “Amendment”) is filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the Common Stock, $0.01 par value (the “Common Stock”), of Response Genetics, Inc., a Delaware corporation (the “Issuer”), previously filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on March 10, 2010, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed with the Commission on June 15, 2010, Amendment No. 2 to the Schedule 13D filed with the Commission on October 27, 2010, Amendment No. 3 to the Schedule 13D filed with the Commission on November 1, 2010, Amendment No. 4 to the Schedule 13D filed with the Commission on February 6, 2012, Amendment No. 5 to the Schedule 13D filed with the Commission on July 26, 2013, and Amendment No. 6 to the Schedule 13D filed with the Commission on February 14, 2014 (as amended, the “Schedule 13D”). This Amendment is filed to disclose changes to beneficial ownership as a result of the disposition of shares of Common Stock by the Reporting Persons. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. This Amendment constitutes an “exit filing” with respect to the Schedule 13D for the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b)	Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

Becker Drapkin QP and Becker Drapkin LP (collectively, the “Becker Drapkin Funds”), along with Mr. Becker and Mr. Drapkin, are the record and direct beneficial owners of the securities covered by this Schedule 13D.

Becker Drapkin QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock beneficially owned by Becker Drapkin QP (the “Becker Drapkin QP Shares”). Becker Drapkin QP disclaims beneficial ownership of the Becker Drapkin LP Shares, the Becker Shares and the Drapkin Shares.

Becker Drapkin LP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock beneficially owned by Becker Drapkin LP (the “Becker Drapkin LP Shares”). Becker Drapkin LP disclaims beneficial ownership of the Becker Drapkin QP Shares, the Becker Shares and the Drapkin Shares.

The Becker Drapkin QP Shares and Becker Drapkin LP Shares are collectively referred to herein as the “Becker Drapkin Funds Shares.”

As general partner of the Becker Drapkin Funds, BD Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Becker Drapkin Funds Shares. BD Management does not own any shares of Common Stock directly and disclaims beneficial ownership of the Becker Drapkin Funds Shares, the Becker Shares and the Drapkin Shares.

As general partner of BD Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BD Management. BCA does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by BD Management, Mr. Becker or Mr. Drapkin.

Mr. Becker has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock beneficially owned by Mr. Becker (the “Becker Shares”). Mr. Drapkin has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock beneficially owned by Mr. Drapkin (the “Drapkin Shares”). As co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA. Mr. Becker and Mr. Drapkin each disclaim beneficial ownership of any shares of Common Stock beneficially owned by BCA. Furthermore, Mr. Becker disclaims beneficial ownership of the Drapkin Shares, and Mr. Drapkin disclaims beneficial ownership of the Becker Shares.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share		Description of Transaction
04/03/2014	Becker Drapkin QP		537,186	$1.4804	(1)	Open Market Transaction
04/03/2014	Becker Drapkin LP		95,123	$1.4804	(1)	Open Market Transaction
04/04/2014	Becker Drapkin QP		35,116	$1.4646	(1)	Open Market Transaction
04/04/2014	Becker Drapkin LP		6,218	$1.4646	(1)	Open Market Transaction

(1)	Excludes commission of $0.015 per share.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e) The Reporting Persons ceased to be beneficial owners of more than five percent of the shares of Common Stock on April 3, 2014.”

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

24.1	Power of Attorney, dated October 26, 2010, signed by Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin (incorporated herein by reference to Exhibit 24.1 to Amendment No. 2 to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on October 27, 2010)

99.1	Joint Filing Agreement, dated October 27, 2010, by and among Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin (incorporated herein by reference to Exhibit 1 to Amendment No. 2 to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on October 27, 2010)

99.2	Form of Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the Commission on February 6, 2012)

99.3	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the Commission on February 6, 2012)”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2014	BECKER DRAPKIN MANAGEMENT, L.P.

	By:	BC Advisors, LLC,
its general partner

		By:	/s/ Ashley Sekimoto
		Name:	Ashley Sekimoto
		Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

	By:	Becker Drapkin Management, L.P.,
its general partner

	By:	BC Advisors, LLC,
its general partner

		By:	/s/ Ashley Sekimoto
		Name:	Ashley Sekimoto
		Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

	By:	Becker Drapkin Management, L.P.,
its general partner

	By:	BC Advisors, LLC,
its general partner

		By:	/s/ Ashley Sekimoto
		Name:	Ashley Sekimoto
		Title:	Attorney-in-Fact

BC ADVISORS, LLC

		By:	/s/ Ashley Sekimoto
		Name:	Ashley Sekimoto
		Title:	Attorney-in-Fact

STEVEN R. BECKER

		By:	/s/ Ashley Sekimoto
		Name:	Ashley Sekimoto
		Title:	Attorney-in-Fact

MATTHEW A. DRAPKIN

		By:	/s/ Ashley Sekimoto
		Name:	Ashley Sekimoto
		Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description of Exhibit

24.1	Power of Attorney, dated October 26, 2010, signed by Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin (incorporated herein by reference to Exhibit 24.1 to Amendment No. 2 to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on October 27, 2010)

99.1	Joint Filing Agreement, dated October 27, 2010, by and among Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin (incorporated herein by reference to Exhibit 1 to Amendment No. 2 to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on October 27, 2010)

99.2	Form of Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the Commission on February 6, 2012)

99.3	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the Commission on February 6, 2012)